Points International Deepens Relationship with Alaska Airlines

TORONTO, May 31, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—is pleased to announce the extension of its relationship with Alaska Airlines to include installation of the Transfer product from Points.com Business Solutions.

“Alaska is a fine example of a company that punches well above its weight-class,” said Points International CEO Rob MacLean. “We are pleased to be able to continue and expand our working relationship with this airline.”

“We constantly look for ways to make the Alaska Airlines Mileage Plan more valuable to our members by making miles easier to earn and redeem,” said Rick Rasmussen, Alaska’s director of loyalty marketing. “Now Mileage Plan members can share miles with family and friends with the simple click of a mouse."

The Transfer product is one of a suite of applications designed and built by Points.com Business Solutions. Transfer allows members of a loyalty program to share miles or points with friends or family. This sharing is accomplished through an online deposit of the applicable miles or points into the account of another member of that program.

About Points International Ltd.

Points International Ltd. owns and operates Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Amazon.com, Starbucks, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints.

Website: http://www.points.com

About Alaska Airlines

Alaska Airlines is the ninth-largest U.S. airline based on passenger traffic and is the dominant U.S. West Coast air carrier. Headquartered in Seattle, Alaska Airlines and sister carrier, Horizon Air, together serve 88 cities through an expansive network throughout Alaska, the Lower 48, Canada and Mexico.

Website: http://www.alaskaair.com

For more information contact:
For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com

For Alaska Airlines:

Rick Rasmussen, Director of Loyalty Marketing, Alaska Airlines,
rick.rasmusse@alaskaair.com